RBC OFFERS TO BUY BACK AUCTION RATE SECURITIES
FROM ITS U.S. RETAIL BROKERAGE CLIENTS

NEW YORK, October 8, 2008 - Royal Bank of Canada (RY on TSX and NYSE) today announced that, as part of a settlement with the United States Securities and Exchange Commission, New York Attorney General's office, and the North American Securities Administrators Association, it will offer to purchase, at par, auction rate securities held by its U.S. retail brokerage clients, defined as all individual investors, charities with accounts at RBC of US$25 million or less, as well as small institutions and businesses with accounts at RBC of US$10 million or less. The repurchase offer is being extended to approximately 2,200 clients, in the wealth management and capital markets divisions of RBC Capital Markets Corporation, as well as from JB Hanauer & Co. and Ferris, Baker Watts, Inc., two firms recently acquired by RBC.

The specific elements of the settlement agreements are as follows:

Repurchase Offer

  No later than December 15, 2008, and for a period of six months, RBC will offer to purchase at par non-performing auction rate securities from all individual investors, charities with accounts at RBC of US$25 million or less, and small institutions and businesses with accounts at RBC of US$10 million or less who purchased the securities from or through RBC prior to February 11, 2008.
  The offer will apply to all auction rate securities for which auctions are not operating at the time of the offer.
  Qualifying clients who sold eligible auction rate securities below par between February 11, 2008 and the settlement date will be paid the difference between par and the price of the sale.

Other Key Terms

  RBC will continue its program to extend to retail clients, at their request, loans for the purposes of liquidity of up to the full par amount of the investor's eligible auction rate securities, for the period up to the commencement of RBC's repurchase offer, at no net interest cost to the investor.
  RBC will continue to work with issuers and other interested parties to provide liquidity solutions for institutional investors not covered by the repurchase offer.

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  RBC will participate in a special arbitration process overseen by the Financial Industry Regulatory Authority (FINRA) through which any retail client who purchased auction rate securities from RBC will be able to make claims for consequential damages.

The repurchase offer represents approximately US$850 million of auction rate securities, of which more than 85 per cent are AAA-rated. Of this dollar amount, more than 70 per cent are auction rate preferred securities for which other broker dealers were lead underwriters and auction agents.

The impact of the repurchase offer to RBC's fourth quarter 2008 results is currently estimated to be approximately US$30 million on a pre-tax basis. This is based on the estimated difference between par value and current valuations and a penalty of US$9.8 million RBC has agreed to pay to the New York Attorney General's office and the state securities commissioners associated with the North American Securities Administrators Association. RBC neither admits nor denies allegations of wrongdoing. The actual financial impact to RBC of the repurchase offer will depend on the number of clients who accept the repurchase offer, and market conditions at the time they accept.

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada's largest bank as measured by assets and market capitalization and one of North America's leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 75,000 full- and part-time employees who serve more than 17 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 46 other countries. For more information, please visit www.rbc.com.

For more information, please contact:

Media contacts:
Gillian Hewitt, RBC, (416) 974-0668
Beja Rodeck, RBC, Media Relations, (416) 974-5506

Investor contact:
Amy Cairncross, Investor Relations, (416) 955-7809

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, among others, statements with respect to the amount of securities covered by RBC's repurchase offer and the financial impact to RBC. Forward-looking statements are typically identified by words such as "expect," "estimate," believe and similar expressions of future or conditional verbs such as "will," "may," "should" or "would". By their very nature, forward-looking statements require us to make assumptions, and are subject to inherent risks and uncertainties, which give rise to the possibility that our estimates, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that other forward looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements.

These factors include general business and economic conditions in Canada, the United States, and other countries in which we conduct business, including the impact from continuing volatility in the U.S. subprime and related markets and lack of liquidity in various other financial markets; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government monetary and other policies; the impact of changes in laws and regulations including tax laws, changes in accounting standards, policies and estimates, including changes in our estimates of provisions and allowances, and changes to our credit ratings.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect our results. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf. Additional information about these and other factors can be found in our Third Quarter 2008 Report to Shareholders and in our 2007 Annual Report.